September 17, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC  20549

Attention:                             Chris Harley
David Irving

Re:                   Community Choice Financial Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 001-35537

Ladies and Gentlemen:

Community Choice Financial Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2015, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014.

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Item 8. Financial Statements And Supplementary Data

Note 1. Ownership, Nature of Business, and Significant Accounting Policies — Fair Value of Financial Instruments, pages 66-67

1.              Please provide us the disclosures required by ASC 820-10-50-2 for finance receivables categorized within Level 3 of the fair value category and expand the note in future filings.

Response:

The following paragraph was included on page 67 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014:

“In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820-10. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. The Company’s financial instruments consist primarily of cash and cash equivalents, finance receivables, short-term investments, and lines of credit. For all such instruments, other than senior secured notes, notes payable, and stock repurchase obligation at December 31, 2014 and December 31, 2013, the carrying amounts in the consolidated financial statements approximate their fair values. Our finance receivables are short term in nature and are originated at prevailing market rates. Our lines of credit bear interest at current market rates.”

In order to clarify the Company’s position, the Company accounts for its finance receivables in accordance with ASC 310 and has not elected the fair value option as provided in ASC 825-10.  However, ASC 825-10-50-10(a) requires the disclosure of the fair value of financial instruments for which it is practicable to estimate that value. ASC 825-10-50-10(b) through (d) also require disclosure of the methods and assumptions used to estimate fair value, a description of any changes in the methods and significant assumptions, and the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.  The disclosures on pages 66-67 of the Company’s Form 10-K referenced in the Staff’s comment above, including the designation of the finance receivables as being categorized within Level 3 of the fair value hierarchy, are for the purpose of complying with the requirements of ASC 825-10-50-10 and are not intended to disclose information for assets and liabilities measured at fair value on a recurring basis.  Accordingly, the Company respectfully submits that the disclosures in ASC 820-10-50-2 are not required for the Company’s finance receivables or any of its other financial instruments reported in the Company’s Form 10-K.

The Fair Value of Financial Instruments section of Note 1 will be expanded in future filings to include the methods and inputs used to calculate the fair value of the finance receivables.  The paragraph will be modified in future filings to include the following sentence:

“The fair value of finance receivables at December 31, 2014 and 2013 approximates carrying value and is measured using internal valuation inputs including historical loan loss experience, delinquency, overall portfolio quality, and current economic conditions.”

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page 69

2.  Please provide us the disclosures required by ASC 310-10-50-11B (g) and (h) as prescribed in ASC 310-10-50-11C, as well as the disclosures required by ASC 310-10-50-14A and 15 for impaired loans and expand the note in future filings.

3.  We note your statement that the provision for medium-term consumer loans includes a provision of $1,439 on loans the company considered to be troubled debt restructurings. Please provide us the disclosures required by ASC 310-10-50-33 through 50-34 with regard to troubled debt restructurings and expand the note in future filings.

Response:

The Company has two portfolio segments; short-term and medium-term consumer loans. ASC 310-10-50-11B (g) and (h) requires an entity to disclose the balance of allowance for credit losses, and corresponding finance receivable, disaggregated by impairment methodology by portfolio segment.  The Company evaluates all portfolio segments collectively for impairment other than medium-term loans that have been modified, which are individually evaluated for impairment.  The Company does not acquire loans with deteriorated credit quality.

All of the Company’s short-term and medium-term consumer loans are collectively evaluated for impairment by examining historical loan loss experience and delinquency by product and market. The only loans individually evaluated for impairment are those with loan modifications that have been determined to be troubled debt restructurings.   The portfolio of modified medium-term loans that have been determined to be troubled debt restructurings totals $4.1 million out of an overall portfolio of $193.5 million in gross finance receivables, as of December 31, 2014.

The Company’s charge off policies, as described in the Allowance for loan losses accounting policy in Note 1, result in all loans being charged off when they become past due.  Accordingly, the only loans considered to be impaired based on the guidance in ASC 310-10-35-16 and 35-17 are those accounted for as troubled debt restructurings.

As described below, the Company will modify the accounting policy disclosures in Note 1 and the finance receivable disclosures in Note 2 to address the disclosure requirements in the Staff’s comments.

The first paragraph of the Revenue recognition accounting policy in Note 1 will be modified in future filings to address the Company’s accounting policy for troubled debt restructurings;

“Transactions include loans, credit service fees, check cashing, bill payment, money transfer, money order sales, and other miscellaneous products and services. The full amount of the check cashing fee is recognized as revenue at the time of the transaction. Fees and direct costs incurred for the origination of loans are deferred and amortized over the loan period using the interest method. The Company acts in an agency capacity regarding bill payment services, money transfers, card products, and money orders offered and sold at its branches. The Company records the net amount retained as revenue because the supplier is the primary obligor in the arrangement, the amount earned by the Company is fixed, and the supplier is determined to have the ultimate credit risk. Fees and direct costs incurred for the origination of finance receivables are deferred and amortized over the loan period using the interest method. Revenue on loans determined to be troubled debt restructurings are recognized at the impaired loans’ original interest rates until the impaired loans are charged off or paid by the customer. Credit service fees are recognized over the arranged credit service period.

The second to last paragraph of the Allowance for loan losses accounting policy in Note 1 will be modified in future filings to address the applicability of the disclosure requirements in ASC 310-10-50-14A and 50-15:

“In certain markets, the Company reduced interest rates and changed payment terms favorably for medium-term consumer loans to assist borrowers in avoiding default and to mitigate risk of loss.  The loans were restructured only if the Company believed the customer has the ability to pay under the restructured terms for the foreseeable future.  These loans were accounted for as troubled debt restructurings and represent the only loans considered impaired due to the nature of the Company’s charge-off policy.”

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses will be modified in future filings to include the following paragraph to address the applicability of the disclosure requirements of (1) ASC 310-10-50-11B(g) or (h) related to impairment methodology; (2) ASC 310-10-50-14A and 50-15 related to impaired loans; and (3) ASC 310-10-50-33 and 50-34 related to troubled debt restructurings;

“The Company evaluates all short-term and medium-term consumer loans collectively for impairment, except for medium-term loans that have been modified and classified as troubled debt restructurings, which are individually evaluated for impairment. In certain markets, the Company reduced interest rates and changed payment terms favorably for medium-term consumer loans to assist borrowers in avoiding default and to mitigate risk of loss.  The provision and subsequent charge off related to these loans totaled $1,439 for the year ended December 31, 2014 (there were no troubled debt restructurings during the year ended December 31, 2013).   For these loans evaluated for impairment, there were no payment defaults during the twelve months ended December 31, 2014. The troubled debt restructurings are subject to an allowance of $803 with a net carrying value of $1,844 at December 31, 2014.”

Note 16. Income Taxes, page 83

4.  We note that you do not have a deferred tax valuation allowance for the full net deferred tax assets in the periods presented. We further note that you had losses before taxes of ($77.2) million in 2014 and ($4.1) million in 2015 and goodwill impairment of $72.1 million in 2014. Please tell us in detail and revise future filings to explain why your deferred tax assets will more likely than not be realized. Specifically discuss the key facts and circumstances including the nature of the positive and negative evidence you considered in making your determination. Refer to guidance starting at ASC 740-10-30-16.

Response:

During 2014, the Company recorded a $72.1 million goodwill impairment charge which resulted in an overall loss for the year of $77.2 million.   In order to evaluate the goodwill for impairment, the Company modeled expected internet and retail operations through 2018 with a residual growth expectation beyond 2018.  The goodwill impairment does not affect the deductibility of goodwill for tax purposes. This resulted in the Company carrying $30.8 million in gross deferred tax assets at the end of 2014.  A copy of the memo that was prepared as part of the analysis has been supplementally provided to the Staff.

In evaluating whether the Company would need to record a valuation allowance, the Company evaluated whether it was more likely that not to realize the benefit of its deferred tax assets.  The evaluation considered the sources of taxable income available under current tax law, including carryback for two years against prior taxable income, future expected income, and reversals of other temporary differences.   In reviewing future taxable income, the detailed model used for goodwill impairment purposes was also the basis for evaluating whether the Company would generate sufficient taxable income to utilize the existing deductible temporary differences at December 31, 2014. The Company is expected to be profitable in each year starting in 2015.   Additionally, the Company is filing with the IRS to carry back the net operating loss generated in 2014 and expects to receive a refund of approximately $2.6 million.

The Company has a long history of creating returns for investors and has focused on growing its medium-term portfolio and opening retail locations which has reduced income from continuing operations, before tax.

The positive financial trends include the following: revenues have increased each year for the last five fiscal years; gross profits have increased for four of the prior fiscal years; the Company has had positive working capital for each of the last three fiscal years; and the Company has generated positive cash flows from operating activities for each of the prior four fiscal years. The Company expects profitability beginning as soon as the fourth quarter of 2015.

Negative trends considered include the risk of increased regulatory oversight, which may change our ability to offer certain products, may cause the provision for loan losses to increase, and may decrease the consumers appetite for our products.  While the industry has largely been unaffected by deteriorating macro-economic conditions in the past, the macroeconomic conditions could alter the Company’s customers’ ability to repay their loans.

The net operating loss of $4.1 million referenced in the Staff’s question above is the loss through June 30, 2015.  The net income before tax was in line with expectations and the operating model.  At the end of the first quarter of 2015, the Company expected that the projected results for 2015 would continue to be as projected.  However, during the second quarter of 2015, the Company began to change the underwriting for its customers to meet the proposed rules from the Consumer Financial Protection Bureau.  This change in underwriting resulted in a higher provision for loan losses relative to lower revenue.  The Company expects that the underwriting change will result in increased profitability once the loan underwriting changes have been fully implemented in its portfolio.  As these changes arose as a result of events subsequent to the Company’s filings of the Form 10-K for the year ended December 31, 2014, they are not relevant to the valuation allowance analysis at December 31, 2014, but will be considered in the analysis for the year ended December 31, 2015 and later periods.

Based on a weighting of the positive and negative evidence described above, the Company determined a valuation allowance in excess of the $1.3 million recorded for deferred tax assets was not necessary at December 31, 2014.  However, the Company will continue to monitor its tax positions and the likelihood that the deferred tax asset will be realized.

Note 16. Income Taxes will be modified in future filings to include the following paragraph:

“At December 31, 2014 and 2013, the Company had gross deferred tax assets of $30,751 and $24,165, respectively.  A valuation allowance of $1,280 was recognized at December 31, 2014 to reduce the deferred tax assets to the amount that was more likely than not expected to be realized; no valuation allowance was recognized at December 31, 2013.  In evaluating whether a valuation allowance was needed for the deferred tax assets, the Company considered the ability to carry net operating losses back to prior periods, reversing taxable temporary differences, and estimates of future taxable income.  In 2015, the Company expects to file federal income tax returns to carry back the net operating loss generated in 2014 and receive a refund of approximately $2.6 million. There will be no net operating losses after the carryback of the net operating loss generated in 2014 to 2012. There have been no credits or net operating losses expired.  In addition, the Company’s projections of future taxable income are expected to result in the realization of the remaining deferred tax assets.  The projections were evaluated in light of past operating results and considered the risks associated with future taxable income related to macroeconomic conditions in the markets in which the Company operates, regulatory developments and cost containment.  The Company will continue to evaluate the need for a valuation allowance against deferred tax assets in future periods and will adjust the allowance as necessary if it determines that it is not more likely than not that some or all of the deferred tax assets are not expected to be realized.”

Note 17. Business Segment, page 85

5.  Please revise future filings to include the following concerning segments. Please provide the requested disclosures in your response:

•                  A measure of profit or loss for each reportable segment (i.e., income (loss) from continuing operations, before tax) as required by ASC 280-10-50-22;

•                  A reconciliation of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes, extraordinary items, and discontinued operations as required by ASC 280-10-50-30.b.

Response:

The Company’s segment disclosures report “Operating Gross Profit” for each segment as this is the measure of segment profit or loss reviewed by the chief operating decision maker.  The Company believes this meets the requirements of ASC 280-10-50-22 to disclose a measure of profit or loss for each reportable segment.  In addition, the Company will extend the business segment tables through income before taxes for future filings per ASC 280-10-50-30(b) to allow for reconciliation to the amounts reported in the consolidated statements of operations.  An additional column of other corporate expenses will be added to the table as these expenses are not allocated between the segments.

The following are examples of the business segment table for the years ended December 31, 2014 and December 31, 2013 in this modified format:

	As of and for the year ended December 31, 2014
	Retail	% of	Internet	% of	Unallocated		% of
	Financial Services	Revenue	Financial Services	Revenue	Expenses	Consolidated	Revenue
Total Assets	$513,152		$65,237			$578,389
Goodwill	222,565		—			222,565
Other Intangible Assets	1,682		1,863			3,545
Total Revenues	$403,762	100.0%	$114,491	100.0%		$518,253	100.0%
Provision for Loan Losses	116,794	28.9%	73,931	64.6%		190,725	36.8%
Other Operating Expenses	167,744	41.5%	19,442	17.0%		187,186	36.1%
Operating Gross Profit	119,224	29.6%	21,118	18.4%		140,342	27.1%
Goodwill impairment	58,647	14.5%	13,458	11.8%		72,105	13.9%
Interest Expense, net	41,088	10.2%	14,254	12.4%		55,342	10.7%
Depreciation and Amortization	4,086	1.0%	1,677	1.5%		5,763	1.1%
Market Valued of Stock Repurchase Obligation	3,202	0.8%	—	—		3,202	0.6%
Other Corporate Expenses (a)	—	—	—	—	81,105	81,105	15.6%
Income (loss) from Continuing Operations, before tax	12,201	3.0%	(8,271)	(7.2)%	(81,105)	(77,175)	(14.9)%

(a) Represents expenses not associated directly with operations that are not all allocated between reportable segments.  Therefore, the Company has elected to disclose all other corporate expenses as unallocated expenses.

	As of and for the year ended December 31, 2013
	Retail	% of	Internet	% of	Unallocated		% of
	Financial Services	Revenue	Financial Services	Revenue	Expenses	Consolidated	Revenue
Total Assets	$605,276		$48,492			$653,768
Goodwill	298,861		13,673			312,534
Other Intangible Assets	20,086		3,286			23,372
Total Revenues	$372,040	100.0%	$53,231	100.0%		$425,271	100.0%
Provision for Loan Losses	93,471	25.1%	33,383	62.7%		126,854	29.8%
Other Operating Expenses	151,716	40.8%	11,268	21.2%		162,984	38.3%
Operating Gross Profit	126,853	34.1%	8,580	16.1%		135,433	31.8%
Interest Expense, net	48,877	13.1%	3,198	6.0%		52,075	12.2%
Depreciation and Amortization	4,710	1.3%	2,047	3.8%		6,757	1.6%
Market Valued of Stock Repurchase Obligation	(360)	(0.1)%	—	—		(360)	(0.1)%
Gain on equity method investment	—	—	(261)	(0.5)%		(261)	(0.1)%
Other Corporate Expenses (a)	—	—	—	—	64,209	64,209	15.1%
Income (loss) from Continuing Operations, before tax	73,626	19.8%	3,596	6.8%	(64,209)	13,013	3.1%

(a) Represents expenses not associated directly with operations that are not all allocated between reportable segments.  Therefore, the Company has elected to disclose all other corporate expenses as unallocated expenses.

*                                         *                                         *

In connection with the above responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (614) 798-5900.

Very truly yours,

/s/ Michael Durbin
Michael Durbin
Chief Financial Officer